                                                     FILED BY FREEMARKETS, INC.


                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                 AND DEEMED FILED PURSUANT TO RULE 14a-12 OF THE
                                                 SECURITIES EXCHANGE ACT OF 1934

                                                    SUBJECT COMPANY: ADEXA, INC.
                                                  COMMISSION FILE NO.: 000-27913


               THE FOLLOWING IS A SUMMARY OF A SLIDE PRESENTATION
                 GIVEN BY FREEMARKETS, INC. ON FEBRUARY 15, 2001



FREEMARKETS eSOURCING SOLUTIONS

Tom Henson
Director, Product Management
FreeMarkets, Inc.

[eMarkets 2001]


Key Components of a Successful eMarketplace

FreeMarkets eSourcing Suite Overview

FreeMarkets Desktop - An eSourcing Portal

A Look at FreeMarkets Desktop for Buyers

[eMarkets 2001]


FreeMarkets Core Competencies

[GRAPHIC SHOWING A PUZZLE WITH FIVE PIECES FITTING TOGETHER, SUCH PIECES LABELLED FREEMARKETS B2B GLOBAL MARKETPLACE, MARKETPLACE TECHNOLOGY, MARKET OPERATIONS, MARKET INFORMATION AND MARKET MAKING SERVICES]

[eMarkets 2001]


Marketplace Technology

-   FreeMarkets eSourcing Platform
-   Project & Workflow Management
-   Online RFQ Creation and Publishing
-   Supplier Management & Collaboration
-   Advanced Auction Formats
-   ERP/MRP Integration

[GRAPHIC SHOWING COMPUTER SCREENS FROM FREEMARKETS' ASSET EXCHANGE, FREEMARKETS' DESKTOP AND A COMPETITIVE BIDDING EVENT]

[eMarkets 2001]


Market Operations

-   Event Coordination & Monitoring
-   Rules & Enforcement
-   Supplier Training
-   Surrogate Bidding
-   Customer Care Center

[PHOTOGRAPHS OF MARKET OPERATIONS]

[eMarkets 2001]


Market Information


-   Standardized Supplier Business & Capability Profiles
-   Advanced Database Query & Filtering
-   Supplier Performance & Rating Reports

[GRAPHIC SHOWING A WORLD MAP WITH INDICATIONS OF FREEMARKETS' CENTRAL HUBS, SUPPLIER MARKET POSTS AND FUTURE SUPPLIER MARKET POSTS]

Global Supplier Network gives you access to . . .
-   150,000 known suppliers
-   55 countries
-   proactive supply marketing

[eMarkets 2001]


Market Making Services

-   Spend Assessment
-   Total Cost RFQ Structuring
-   Supplier Identification and Recruiting
-   Lotting and Auction Strategies
-   Post-bid Analysis
-   Project Management Services
-   Market Making Help Desk

Identify the Right Opportunity   =-   Prepare Total Cost RFQ   =-
Find & Screen Suppliers   =-   Conduct Online Bid   =-   Post-bid Analysis

Market Making Teams with Specific Commodity Experience & Established Supplier Relationships

[eMarkets 2001]



FreeMarkets(R) eSourcing Suite

                                 FreeMarkets Marketplace                Your Marketplace
                             ------------------------------------       -----------------

                             FullSource(TM)      DirectSource(TM)        QuickSource(TM)
                             --------------      ----------------        ---------------

                              Market Making
Market Making                   Services         Market Making
-------------                        +               Desk
                            Market Making Desk


Market Information                     Global Supplier
------------------                         Network



Market Operations                       Global Market
-----------------                     Operations Center



Marketplace Technology                    FreeMarkets eSourcing Platform
----------------------                                 +
                                   Self-Service / Advanced Applications & Tools

[eMarkets 2001]


Addressing all spend projects

[GRAPHIC OF STACKS OF PAPER, A PILE OF MONEY, AND THE FOLLOWING LANGUAGE:
"FREEMARKETS MARKETPLACE - FEWER RFQ'S, HIGHER $ PROJECTS; MANY RFQ'S - LOWER $/RFQ - QUICKSOURCE"]

[eMarkets 2001]


Adoption of eSourcing Tools

[GRAPH SHOWING THE RELATIONSHIP BETWEEN AUCTION VOLUME IN DOLLARS AND EACH OF FULLSOURCE, DIRECTSOURCE AND QUICKSOURCE OVER THREE PERIODS: PERIOD 1 - INITIAL EXPERIENCES WITH ONLINE MARKETS; PERIOD 2 - MOVE INTO MORE SELF-MANAGED MARKETS; AND PERIOD 3 - BROAD USE OF SELF-MANAGED MARKETS - GROWING USE OF SELF-SERVICE TOOLS DUE TO INSTITUTIONAL LEARNING; ADDITIONALLY, THE FOLLOWING LANGUAGE ACCOMPANIES THE GRAPH: "CONSIDERATIONS: RISK MANAGEMENT, RESOURCES, COMPLEXITY AND EXPERIENCE"]

[eMarkets 2001]


"Who's Driving?"

Task Action                         FullSource                     DirectSource
------------                        ----------                     ------------
Create Project                      FreeMarkets                    Customer
Managed Project Timeline            FreeMarkets                    Customer
Format/Upload RFQ Docs              FreeMarkets                    Customer
Determine Lot Structure             FreeMarkets                    Customer
Approve RFQ                         Customer                       Customer
Find & Manage Suppliers             FreeMarkets                    Customer
Approve Suppliers                   Customer                       Customer
Train Suppliers                     FreeMarkets                    FreeMarkets
Setup Auction Parameters            FreeMarkets                    Customer
Test Event                          FreeMarkets                    FreeMarkets
Bid Day Coordination                FreeMarkets                    FreeMarkets
Create/Assign Cost Breakdowns       FreeMarkets                    Customer
Make Award Decision                 Customer                       Customer

[eMarkets 2001]


What is FreeMarkets Desktop?

[GRAPHIC DEPICTING, IN THE CENTER, A CIRCLE LABELLED "FREEMARKETS EMARKETPLACE", AROUND WHICH ARE THE FOLLOWING LOGOS: FREEMARKETS DESKTOP FOR MARKET MAKERS, FREEMARKETS DESKTOP FOR PROFESSIONAL BUYERS AND FREEMARKETS DESKTOP FOR SUPPLIERS]

A web-based platform that combines leading edge technology with knowledge, expertise and support to provide buyer and sellers the gateway into the FreeMarkets original and proven eMarketplace.

[eMarkets 2001]


FreeMarkets Desktop (FMD) for Buyers

"Getting the Answers Right"
(who, what, when, where, how for effective online markets)

Where (Which marketplace)?
Who (is going to bid)?
What (are they bidding on)?
When (will they bid)?
How (will they bid)?

-   Internally developed
-   Proven processes and technology

[eMarkets 2001]


FMD - Market Making Automation

Identify the Right Opportunity =- Prepare Total Cost RFQ =- Find & Screen Bidders =- Conduct Online Bid =- Award & Implement Results

[GRAPHIC SHOWING A SQUARE LABELLED "BILLING ENGINE", ACCOMPANIED BY FOUR ARROWS POINTING TOWARD IT, LABELLED, "WHO", "HOW", "WHAT" AND "WHEN"]

[eMarkets 2001]


[REPEAT OF THE IMMEDIATELY PRECEDING SLIDE, WITH THE ADDITION OF TWO RECTANGLES, ONE LABELLED "PROJECT REQUEST & CREATION" AND THE OTHER "PROJECT
MANAGEMENT/COLLABORATION", WITH AN ARROW POINTING FROM THE FORMER TO THE LATTER AND ANOTHER ARROW POINTING FROM THE LATTER TO THE SQUARE LABELLED "BIDDING ENGINE"]

[eMarkets 2001]


[REPEAT OF THE IMMEDIATELY PRECEDING SLIDE, WITH THE ADDITION OF TWO RECTANGLES, ONE LABELLED "GENERAL INFO/DOCS" AND THE OTHER "LINE ITEMS & LOTS", WITH AN ARROW POINTING FROM THEM TO THE SQUARE LABELLED "BIDDING ENGINE"]

[eMarkets 2001]


[REPEAT OF THE IMMEDIATELY PRECEDING SLIDE, WITH THE ADDITION OF THREE RECTANGLES, ONE LABELLED "SEARCH/INVITE", THE OTHER "REQUIRED INFO" AND THE THIRD "TRACK STATUS", WITH AN ARROW POINTING FROM THEM TO THE SQUARE LABELLED "BIDDING ENGINE"]

[eMarkets 2001]


[REPEAT OF THE IMMEDIATELY PRECEDING SLIDE, WITH THE ADDITION OF A SQUARE LABELLED "BIDWARE SETUP WIZARD", WITH AN ARROW POINTING FROM IT TO THE SQUARE LABELLED "BIDDING ENGINE"]

[eMarkets 2001]


[REPEAT OF THE IMMEDIATELY PRECEDING SLIDE, WITH THE ADDITION OF TWO RECTANGLES, ONE LABELLED "COST BREAKDOWNS" AND THE OTHER "MARKET RESULTS", WITH AN ARROW POINTING TO THEM FROM THE SQUARE LABELLED "BIDDING ENGINE"]

[eMarkets 2001]


Where Market Making Value is Added

[REPEAT OF THE GRAPHIC FROM THE IMMEDIATELY PRECEDING SLIDE]

[eMarkets 2001]


A Look at FreeMarkets Desktop

-   Project Timeline
-   RFQ Line Items and Lotting
-   Supplier Identification
-   Supplier Management
-   Bidding Parameters

[eMarkets 2001]


FMD-DirectSource 2001 Roadmap

-   Expanded RFQ Data and Capability Templates
-   Enhanced XML Integration
-   In-depth Supplier Capability Searches
-   Integrated Q&A and Collaborative Messaging
-   Online Sealed Bid Capabilities
-   Enhanced Management Reporting
-   Improved Repeatable Market Functionality
-   Customer Supplier Reports & List Management

[eMarkets 2001]


Summary

-   Four Key Components are Necessary
-   Flexible Marketplace Solutions
    -   Customer-driven
-   Robust Functionality
    -   Experience-driven

[eMarkets 2001]


Questions & Answers

FORWARD-LOOKING STATEMENTS

Statements in this report that are not historical facts, including those statements that refer to Adexa or FreeMarkets' plans, prospects, expectations, strategies, intentions, and beliefs, are forward-looking statements. These forward-looking statements are based on information available to FreeMarkets today, and FreeMarkets assumes no obligation to update these statements as circumstances change. There are risks and uncertainties that could cause actual results to differ materially from the forward-looking statements, including, without limitation, the risks of integrating Adexa's business with FreeMarkets' business, market acceptance of FreeMarkets' products and services, the competitive nature of the e-commerce market, FreeMarkets' ability to attract new customers, through its own efforts and through partnerships and alliances, to retain and increase revenue from existing customers, and FreeMarkets' ability to attract and retain qualified personnel. You should carefully review these and other risk factors that are described in more detail in FreeMarkets' filings with the Securities and Exchange Commission.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

FreeMarkets plans to file a Registration Statement on SEC Form S-4 in connection with its acquisition of Adexa, Inc., and FreeMarkets expects to mail a Joint Proxy Statement/Prospectus to stockholders of FreeMarkets and Adexa containing information about the transaction. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about FreeMarkets, Adexa, the transaction and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained from FreeMarkets by directing a request through the Corporate Info/Investor Relations portion of FreeMarkets' website at www.freemarkets.com or by mail to FreeMarkets, Inc., Investor Relations, FreeMarkets Center, 210 Sixth Avenue, Pittsburgh, PA 15222, telephone 412-297-8950.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, FreeMarkets files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by FreeMarkets at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other Public Reference Rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Rooms. FreeMarkets' filings with the SEC are also available to the public from commercial documents-retrieval services and at the website maintained by the SEC at www.sec.gov.

FreeMarkets and Adexa and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from FreeMarkets stockholders in favor of the issuance of FreeMarkets stock in the transaction and from Adexa shareholders in favor of the approval of the definitive agreement and the merger. A description of any interests that such directors and executive officers have in the transaction will be available in the Joint Proxy Statement/Prospectus.